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DIRECT DIAL NUMBER (212) 455-3189		E-MAIL ADDRESS ETOLLEY@STBLAW.COM

August 26, 2005

Re:	Celanese Corporation Registration Statement on Form S-1

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Celanese Corporation (the "Registrant"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the proposed offering of the Registrant's common stock by several selling stockholders.

The filing fee in the amount of $45,761.76 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission's account on August 25, 2005.

Please note that the financial, business and other disclosure in the Registrant's S-1 is based primarily on disclosure contained in (1) the Registration Statement on Form S-1 of Celanese Corporation (File No. 333- 120187) that was fully reviewed by Lesli Sheppard, Marie Trimeloni and Pamela Long of the staff of the Securities and Exchange Commission (the "Commission") and declared effective by the Commission on January 19, 2005, (2) the Registration Statement on Form S-4 of the Registrant's wholly owned subsidiaries, Celanese Holdings LLC, BCP Crystal US Holdings Corp. and other subsidiary guarantors (File No. 333- 122587), declared effective by the Commission on February 14, 2005, and (3) the Registration Statement on Form S-4 of the Registrant and the Registrant's wholly owned subsidiaries, Crystal US Holdings 3 L.L.C. and Crystal US Sub 3 Corp (File No. 333-124049), declared effective by the Commission on April 28, 2005. Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3189; fax: 212-455-2502) or Igor Fert (phone: 212-455-2255; fax: 212-455-2502).

Very truly yours,
/s/ Edward P. Tolley III Edward P. Tolley III

Enclosures